Exhibit 99.1

Nevada Geothermal Power Inc.

Announces Change in Auditor

VANCOUVER, B.C. (March 9, 2009) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) announces that Morgan & Co., Chartered Accountants have resigned as auditor of the Company, effective March 9th, 2009, at the request of management of the Company. Further, the Company has appointed Deloitte & Touche LLC, Chartered Accountants, of Vancouver BC as the successor auditor.

The resignation of the former auditor and the appointment of the successor auditor have been approved by the audit committee of the Company and the directors of the Company.

There were no reservations in the former auditor’s reports for the two most recently-completed fiscal years or for any period subsequent to the most recently-completed period for which an audit report was issued and preceding the date of the former auditor’s resignation.

There were no reportable events between the Company and the former auditor or between the Company and the successor, except that prior to March 9th, 2009, the Company conferred with the successor auditor on accounting for the Company’s debt instruments.  The successor auditor provided accounting literature that may be relevant to the Company’s consideration on this matter.  No written advice was provided by the successor auditor to the Company.  The Company did not confer with the former auditor on this matter.

NGP would like to thank the firm of Morgan & Company for their services.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada and Crump Geyser in Oregon.  These properties are at different levels of exploration and development. NGP estimates a potential of approximately 200 MW from the current leaseholds.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com	Investor Inquiries: Shelley Kirk Nevada Geothermal Power Inc. Telephone: 604-638-8784 Toll Free: 866-688-0808 X118 Email: sfkirk@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.